CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “company”, “we”, “us”, and “our”) should be read in conjunction with our interim consolidated financial statements for the three month and nine month periods ended September 30, 2010 and September 30, 2009, and our audited annual consolidated financial statements for the year ended December 31, 2009 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States (“U.S.”).  Information on the impact of Canadian GAAP on our interim consolidated earnings and consolidated balance sheets is presented in note 20, “Reconciliation of United States and Canadian generally accepted accounting principles” of our interim consolidated financial statements for the three months and nine months ended September 30, 2010.  Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, EBITDA, EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the Company’s common shareholders before specific items, and free cash flow.  Management believes that these non-GAAP measures are useful in evaluating the performance of the company and its business segments.  These non-GAAP measures are defined and reconciled to their nearest GAAP measure in Section 6, “Non-GAAP Measures”.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.  The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” or the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.  Use of these symbols is in accordance with industry practice.

The information in this report is as at November 2, 2010, which is the date of filing in conjunction with our press release announcing our results for the third quarter of 2010.  Disclosure contained in this document is current to November 2, 2010, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements including those under the headings “Strategy Update”, “Liquidity and Capital Resources”, “Contingent Liabilities”, “Risks and Uncertainties” and “Outlook”.  Forward-looking statements are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future, including statements relating to overall economic conditions, future cost savings, capital expenditures, demand for our products, product prices and advertising levels, production volumes, future cash flows and liquidity, currency rates, covenant compliance, severance obligations, strength of markets, availability of fibre, curtailment of operations, and the impact of labour disruptions affecting suppliers.  These forward-looking statements can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “predicts”, “estimates”, “forecasts”, and similar words or phrases or the negative of these statements.  These forward-looking statements reflect our current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action as well as other factors we believe are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit we will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including:

•	the impact of general economic conditions in the United States, Canada and other countries in which we do business

•	market conditions and demand for our products and the outlook for inventories, production and pricing

•	declines in advertising and circulation

•	expected cash flows, capital expenditures and completion of capital projects

•	our ability and that of our agents to sell our products in export markets

•	the implementation of trade restrictions and sanctions in jurisdictions we market our products;

•	business strategies and measures to implement strategies

•	our history of losses

•	the cyclical nature of our business

•	the effects of intense competition

•	competitive strengths, goals, expansion and growth of our business and operations

•	shifts in industry capacity

•	fluctuations in foreign exchange or interest rates

•	our ability to successfully obtain cost savings from our cost reduction initiatives

•	labour unrest

•	fluctuations in the availability and cost of raw materials, including fibre and energy

•	implementation of environmental legislation requiring capital for operational changes

•	the availability of qualified personnel or management

•	the outcome of certain litigation or disputes

•	conditions in the capital markets and our ability to obtain financing and refinance existing debt

•	other factors beyond our control

Additional information concerning these and other factors can be found in Section 10 of this MD&A under the heading "Risks and Uncertainties".  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1.	OVERVIEW AND HIGHLIGHTS

Business Overview

We are the largest producer of mechanical printing papers in western North America.  We also produce NBSK pulp and market that pulp primarily in Asia.  Our business is comprised of three business segments:  specialty printing papers, newsprint, and pulp.  Specialty printing papers include lightweight coated, uncoated mechanical, and directory paper.  We are the only producer of lightweight coated paper and SC paper in western North America.  We operate four paper mills, three of which are located in British Columbia in Crofton, Port Alberni and Powell River and one in Snowflake, Arizona which produces 100% recycled-content paper.  Our Crofton mill includes a two-line kraft pulp operation.

During the quarter we permanently closed our Elk Falls mill in Campbell River, B.C., and our paper recycling facility in Coquitlam, B.C.  The closure of our Elk Falls mill removed 153,000 tonnes of specialty printing papers capacity and 373,000 tonnes of newsprint capacity on an annualized basis.  As a result, our combined annual production capacity decreased from 2,507,000 tonnes to 1,981,000 tonnes of pulp and paper product.  More information about our business segments, product profile, and our geographic sales distribution is provided on pages 9 to 13 of our 2009 Annual Report.  Our production capacity by mill and product line, reflecting the closure of our Elk Falls mill, is summarized in the following chart:

CAPACITY BY MILL LOCATION AND PRODUCT LINE 1
		Specialty printing papers 1			Newsprint 1	Pulp	Total
Mill location	Number of paper machines	Uncoated mechanical	Lightweight coated	Directory	Newsprint	NBSK pulp
Crofton, B.C. 2	3	-	-	183,000	234,000	403,000 3	820,000
Port Alberni, B.C.	2	-	231,000	112,000	-	-	343,000
Powell River, B.C.	3	368,000	-	-	104,000	-	472,000
Snowflake, Arizona	2	65,000	-	-	281,000	-	346,000
Total capacity (tonnes)		433,000	231,000	295,000	619,000	403,000	1,981,000
% of total capacity		22%	12%	15%	31%	20%	100%

1	Capacities expressed in the above table can vary as we are able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
We have indefinitely curtailed the No. 1 paper machine at Crofton, removing the equivalent of 140,000 tonnes of newsprint production on an annualized basis.  The capacity and number of machines noted in the above table have not been adjusted to reflect this indefinite curtailment.

3	Total pulp capacity at Crofton is 403,000 tonnes, of which 343,000 tonnes are designated as market pulp with the remainder being consumed internally.

Third Quarter Overview

Third quarter results were a significant improvement over the prior quarter.  Market conditions for our pulp and paper products improved in Q3 and results reflect the benefit of higher prices and sales volumes, as well as stronger operational performance in the current quarter.

Financial Performance

Catalyst recorded net earnings attributable to the company of $6.0 million and a net loss attributable to the company before specific items of $9.6 million in Q3.  This compared to a net loss of $368.4 million and $43.9 million, respectively, in Q2.  Significant specific items in Q3 included a foreign exchange gain on the translation of U.S. dollar denominated debt.  Significant specific items in the prior quarter included impairment, severance and other closure cost charges and a foreign exchange loss on the translation of U.S. dollar denominated debt.

EBITDA and EBITDA before specific items were $34.2 million and $34.5 million in Q3 compared to negative $0.4 million and positive $10.5 million in Q2. Refer to section 6, Non-GAAP Measures, for additional information on specific items in the reported financial results.

Selected Financial Information

(In millions of Canadian dollars, except where otherwise stated)
	2010				20091
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Sales	$895.0	$322.3	$299.4	$273.3	$928.5	$266.9	$300.7	$360.9

Operating earnings (loss)	(367.7)	5.1	(323.9)	(48.9)	0.3	(10.0)	(21.5)	31.8

EBITDA 2	17.6	34.2	(0.4)	(16.2)	109.1	25.9	14.3	68.9
– before specific items 2	42.9	34.5	10.5	(2.1)	125.6	25.9	26.6	73.1

Net earnings (loss) attributable to the company	(406.5)	6.0	(368.4)	(44.1)	31.4	13.2	(1.9)	20.1
– before specific items 2	(91.1)	(9.6)	(43.9)	(37.6)	(37.0)	(19.8)	(25.6)	8.4

EBITDA margin 2	2.0%	10.6%	(0.1%)	(5.9%)	11.8%	9.7%	4.8%	19.1%
– before specific items 2	4.8%	10.7%	3.5%	(0.8%)	13.5%	9.7%	8.8%	20.3%

Net earnings (loss) per share attributable to the company’s common shareholders (in dollars) – basic and diluted	$(1.06)	$0.02	$(0.96)	$(0.12)	$0.08	$0.03	$(0.01)	$0.06
– before specific items 2	(0.24)	(0.03)	(0.11)	(0.10)	(0.09)	(0.05)	(0.06)	0.02

(In thousands of tonnes)
Sales	1,200.8	412.1	404.5	384.2	1,099.2	346.4	358.9	393.9
Production	1,195.9	417.7	403.0	375.2	1,071.0	348.5	330.9	391.6

1
Refer to Section 8, Changes in Accounting Policies, for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 6, Non-GAAP Measures.

Market Overview

Overall, market conditions improved for all paper grades due to relatively low inventory levels and higher operating rates resulting from stabilizing North American demand, strong export shipments and capacity closures.  North American demand for coated and uncoated mechanical grades continued to recover modestly compared to weak demand levels of a year ago.  Demand for directory paper and newsprint remained weak for the quarter.  Paper prices increased across all grades; however, overall business conditions continued to remain challenging in Q3.

 * Uncoated mechanical is comprised of high-gloss and standard grades.

Global pulp shipments were down by 5.0% for the quarter compared to last year as pulp demand in China decreased during the quarter.  NBSK pulp shipments increased year-over-year led by strong demand from Europe while quarter-over-quarter NBSK pulp shipments were down from a very strong Q2.  NBSK pulp benchmark prices reached their peak early in the quarter before falling due to lower demand from China and increasing producer inventories.

Permanent Closure of the Elk Falls Mill and the Coquitlam Paper Recycling Facility

We completed the permanent closure of the Elk Falls mill and the Coquitlam paper recycling facility by the end of the third quarter following our July 6, 2010 announcement.  For the nine months ended September 30, 2010, we recorded a $302.9 million charge for impairment, severances, and other closure costs, of which $302.0 million was recorded in Q2 and $0.9 million in the current quarter.  We expect that annualized fixed cost savings of approximately $13.0 million will be realized in 2011, with further savings expected as the assets of the facilities are disposed of.

Property Tax Dispute

A total of $19.2 million in municipal and provincial property taxes for 2010 was levied by the B.C. municipalities where we have mills.  On July 2, 2010, we paid the full amount of property taxes for 2010 with the exception of property taxes levied by the District of North Cowichan.  The amount of unpaid property taxes owing to North Cowichan for 2010, together with the 10% penalty for late payment, was $4.4 million as of November 2, 2010.  Our property tax expense and liability has been recorded based on the full amount of property taxes levied for 2010.  All of our outstanding 2009 property taxes and associated penalties and interest have been paid in full.

We continue to press for a fair and sustainable level of municipal property taxes for major industry in the B.C. communities where we operate.  Our court actions and discussions with governments are summarized on pages 15 and 16 of our 2009 Annual Report.  Following the B.C. Court of Appeal’s dismissal on April 22, 2010, of our appeal of the 2009 property taxes assessed by the District of North Cowichan, we filed for leave to appeal this decision to the Supreme Court of Canada.  The Court granted us leave to appeal on October 28, 2010.  The appeal to the Supreme Court of Canada is expected to be heard in mid to late 2011.

On June 7, 2010, we filed a petition with the Supreme Court of B.C. regarding the 2010 property taxes levied by the District of North Cowichan.  No further steps have been taken by us or the District of North Cowichan in connection with the outstanding 2010 property taxes owing to North Cowichan pending the decision of the Supreme Court of Canada on our application for leave to appeal in connection with the 2009 North Cowichan property tax levy. On June 14, 2010, we filed a petition with the B.C. Supreme Court with respect to the Strathcona Regional District portion of the property taxes levied by the City of Campbell River for 2010 on the basis that an improper ratio was used in the calculation.  The Court found in our favour on this point in our appeal of the 2009 property taxes in the previous year.  The petition was heard on July 23, 2010 but, as of November 2, 2010, the Court has not issued its decision.

Strategy Update

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base.  Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 20 to 23 of our 2009 Annual Report.

2010 Key Priorities

The following is an update on our third quarter progress towards our 2010 key priorities:

Focus on cash flows and liquidity:

•
Free cash flow was $11.0 million, liquidity decreased by $24.4 million largely due to the purchase of our US$9.5 million 8.625% senior notes due June 2011 for US$8.9 million, $17.3 million payment for property taxes and $7.3 million payment for severances

•	Capital expenditures were $2.4 million, primarily towards maintenance of business projects

Match production to customer orders and keep inventories at appropriate levels:

•
Continued to curtail Crofton newsprint production in response to continued year-over-year declines in demand; curtailment represented approximately 23% of newsprint capacity and paper finished goods inventory continued to remain at low levels throughout Q3

Develop higher-value grades at the B.C. mills and produce 100% recycled high-bright and directory grades at the Snowflake mill:

•	Continued to develop new grades at our Powell River, Port Alberni and Snowflake mills

•	Introduced Electrabrite Book, our range of caliper-controlled papers for book publishers; also launched Electrabrite 100% FSC recycled from our Snowflake mill

•	Launched our Pacificote coated four grade and our Sage line of environmentally-friendly papers

•	Aggressively targeted new customers to support our grade improvement program; our sales force has made excellent progress in penetrating these marketplaces

Implement initiatives to reduce fixed costs:

•	Continued to take legal actions in pursuit of municipal property tax reductions

•	We reduced salary staffing levels by approximately 35 positions to continue to carry out business efficiently

Reduce labour costs and develop more flexible and efficient work practices:

•	Continued to emphasize the need for a reset to the pattern agreement based on industry precedent

Improve the safety performance at all mills, with a target lost time incident (“LTI”) rate of 1.0 and medical injury rate (“MIR”) of 3.0:

•	Continued to focus on workplace and work practice audits, although results were mixed: the LTI rate for Q3 remained at Q2 levels of 2.0, while the MIR for Q3 deteriorated from 3.4 in Q2 to 4.1 in Q3

Consolidated Results of Operations

Sales

Q3 2010 vs. Q2 2010

Sales increased by 7.6% primarily due to higher prices and increased shipments across most grades.

Q3 2010 vs. Q3 2009

Sales increased by 20.8% due to higher pulp sales volumes and higher transaction prices for our pulp and paper products, with the exception of directory paper.  There were no pulp sales in Q3 2009 as pulp operations were curtailed throughout Q3 of last year.  These positive factors were partially offset by the negative impact of a stronger Canadian dollar in the current quarter.

2010 YTD vs. 2009 YTD

Sales decreased by 3.6% due to lower directory paper sales volumes, lower paper prices, and a stronger Canadian dollar in 2010, partially offset by higher pulp prices and shipments.

EBITDA and EBITDA before Specific Items

The following table provides variances between periods for EBITDA and EBITDA before specific items:

(In millions of Canadian dollars)	Q2, 2010	Q3, 2009	2009 YTD

EBITDA in comparative period 1	$(0.4)	$25.9	$109.1
Specific items: restructuring costs	10.9	-	16.5
EBITDA before specific items in comparative period 1	10.5	25.9	125.6
Paper prices	14.2	10.5	(69.8)
Pulp prices 2	2.2	-	57.1
Impact of Canadian dollar on sales, inclusive of hedging 3	0.3	(9.9)	(74.1)
Volume and mix	4.3	18.5	0.6
Furnish mix and costs	-	(6.5)	(2.4)
Lower of cost or market impact on inventory, net of inventory change	2.7	(0.6)	(5.2)
Other, net	0.3	(3.4)	11.1
EBITDA before specific items in the current period 1	34.5	34.5	42.9
Specific items: restructuring costs	(0.3)	(0.3)	(25.3)
EBITDA in the current period 1	$34.2	$34.2	$17.6

1	Refer to Section 6, Non-GAAP Measures.
2	Pulp prices are not comparable from Q3 2009 to Q3 2010 as there was no pulp sales in Q3 2009.
3
Estimated total impact on EBITDA of average foreign exchange effective rate movement is $0.2 million from Q2 2010 to Q3 2010, negative $4.0 million from Q3 2009 to Q3 2010, and negative $31.0 million from 2009 YTD to 2010 YTD.

Operating Earnings (Loss)

Q3 2010 vs. Q2 2010

Operating earnings improved by $329.0 million due to higher EBITDA of $34.6 million, asset-impairment and closure costs of $0.9 million in Q3 compared to $292.3 million in Q2 and lower depreciation and amortization of $3.0 million in Q3.

Q3 2010 vs. Q3 2009

Operating earnings improved by $15.1 million due to higher EBITDA of $8.3 million and lower depreciation and amortization expense of $7.7 million.  This was partially offset by an asset impairment charge of $0.9 million in the current quarter.

2010 YTD vs. 2009 YTD

Operating loss increased by $368.0 million due to the asset-impairment and closure costs charge of $293.2 million in the current period and lower EBITDA of $91.5 million.  This was partially offset by lower depreciation and amortization expense of $16.7 million.

Net Earnings (Loss) Attributable to the Company

Q3 2010 vs. Q2 2010

Net earnings attributable to the company improved by $374.4 million primarily due to higher after-tax operating earnings of $329.0 million and an after-tax foreign exchange gain on the translation of long-term debt of $16.3 million compared to an after-tax loss of $21.3 million in Q2.

Q3 2010 vs. Q3 2009

Net earnings attributable to the company decreased $7.2 million due to the lower after-tax foreign exchange gain on the translation of long-term debt of $16.7 million and higher after-tax interest expense by $7.4 million.  This was offset primarily due to increased after-tax operating earnings of $12.1 million and higher after-tax other income of $6.8 million, most of which was comprised of a foreign exchange gain as a result of the favourable impact of the stronger Canadian dollar.

2010 YTD vs. 2009 YTD

Net loss attributable to the company deteriorated by $437.9 million.  This was largely due to the decline in after-tax operating earnings of $354.0 million, primarily driven by the asset-impairment and closure cost charge of $293.2 million.  Other negative factors included lower after-tax gain on translation of U.S. dollar denominated debt of $47.8 million, higher after-tax interest expense of $12.1 million, and a $0.5 million after-tax gain on cancellation of long-term debt compared to an after-tax gain of $26.1 million in 2009.

2.	SEGMENTED RESULTS

Specialty Printing Papers

(In millions of Canadian dollars, except where otherwise stated)
	3 months ended September 30			9 months ended September 30
	2010	20091	Change	2010	20091	Change

Sales	$181.8	$205.3	$(23.5)	$511.0	$629.6	$(118.6)
Operating earnings (loss)	(1.8)	11.9	(13.7)	(142.2)	42.5	(184.7)
Depreciation and amortization	20.8	24.4	(3.6)	61.1	70.4	(9.3)
EBITDA 2	19.5	36.3	(16.8)	22.7	112.9	(90.2)
– before specific items 2	19.6	35.8	(16.2)	30.9	124.2	(93.3)
EBITDA margin 2	10.7%	17.7%	(7.0)%	4.4%	17.9%	(13.5)%
– before specific items 2	10.8%	17.4%	(6.6)%	6.0%	19.7%	(13.7)%

(In thousands of tonnes)
Sales	220.6	232.9	(12.3)	635.7	657.5	(21.8)
Production	226.6	237.8	(11.2)	647.9	663.1	(15.2)

1
Refer to Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 6, Non-GAAP Measures.

The following chart summarizes the operating performance of our specialty printing papers segment:

*
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Segment Overview

North American demand for coated mechanical, high gloss and standard paper grades increased compared to the prior quarter and compared to the same quarter last year (refer to Section 1, Overview and Highlights, for North American paper demand graph).  These factors, combined with recent industry capacity shuts and relatively low mill and printer inventory levels caused industry operating rates to remain strong across coated, high-gloss, and standard uncoated grades and benchmark prices for these grades increased in Q3.  As a result, we were able to implement the remainder of our announced Q2 increases with the exception of some contract business.  We also announced a US$60 per short ton price increase for U.S. shipments of our Pacificote, Electracote-36 lb. and lower grades, Electrasoft, Electracal and Electraprime specialty paper grades and a US$75 per short ton price increase for U.S. shipments of Electracote-38 lb. and higher grades, effective September 15, 2010.  For Canadian-bound shipments, we announced price increases of $66 per metric tonne and $82.50 per metric tonne, respectively, for effect September 15, 2010.

Market conditions for directory paper improved in Q3 compared to the prior quarter, North American directory shipments increased, industry operating rates were strong and benchmark prices improved.  However, compared to the same quarter last year, industry North American directory shipments were down 19.8%.  The Q2 announced price increase of US$70 per short ton on all spot sales, for effect July 1, 2010, was largely implemented in the quarter.

Operational Performance

Q3 2010 vs. Q3 2009

•	Sales volume decreased by 12,300 tonnes, due to lower directory sales volumes resulting from lower demand, partly offset by higher uncoated mechanical sales volumes.

•	Average sales revenue decreased $58 per tonne, reflecting lower average transaction prices for directory and the negative impact of the stronger Canadian dollar.

•	Average delivered cash costs increased $12 per tonne largely due to higher furnish cost, partly offset by lower labour and salaries, general administrative expenses and property taxes.

2010 YTD vs. 2009 YTD

•	Sales volume decreased by 21,800 tonnes due to lower directory sales volumes, partly offset by higher uncoated and LWC sales volumes.

•	Average sales revenue decreased $154 per tonne, reflecting lower average transaction prices and the negative impact of the stronger Canadian dollar.

•	Average delivered cash costs decreased $15 per tonne mostly due to lower labour and salaries, property taxes, and general administrative expenses. These were partly offset by higher furnish cost.

Newsprint

(In millions of Canadian dollars, except where otherwise stated)
	3 months ended September 30			9 months ended September 30
	2010	20091	Change	2010	20091	Change

Sales	$79.7	$61.6	$18.1	$222.3	$254.1	$(31.8)
Operating earnings (loss)	(1.1)	(18.3)	17.2	(239.2)	(32.1)	(207.1)
Depreciation and amortization	3.7	10.0	(6.3)	20.4	33.3	(12.9)
EBITDA 2	3.0	(8.3)	11.3	(29.4)	1.2	(30.6)
– before specific items 2	3.1	(8.1)	11.2	(13.3)	4.0	(17.3)
EBITDA margin 2	3.8%	(13.5)%	17.3%	(13.2)%	0.5%	(13.7)%
– before specific items 2	3.9%	(13.1)%	17.0%	(6.0)%	1.6%	(7.6)%

(In thousands of tonnes)
Sales	122.3	113.5	8.8	368.5	369.9	(1.4)
Production	120.1	110.7	9.4	358.3	369.3	(11.0)

1
Refer to Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 6, Non-GAAP Measures.

The following chart summarizes the operating performance of our newsprint segment:

*
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Segment Overview

Total North American demand for newsprint was down 6.7% in Q3, year-over-year, although the decline was not as pronounced as in prior quarters.  Canadian demand increased year-over-year, partly offsetting the decline in U.S. demand and exports remained strong during the quarter.  Exports for the quarter were up by 48.4% and increased by 60.9% through nine months.  The combined effects of newsprint capacity closures and strong exports resulted in high industry operating rates, which along with declining mill and U.S. consumer inventories, led to an increase in Q3 newsprint benchmark prices.  We implemented our previously announced price increases during Q3, and announced a US$40 per tonne price increase for U.S. shipments effective September 1, 2010.  This announced increase was partially implemented in September.  The Crofton No. 1 paper machine remained indefinitely curtailed throughout the quarter, resulting in 35,300 tonnes, or 23% of newsprint production capacity in Q3, based on our revised annualized production capacity.

Operational Performance

Q3 2010 vs. Q3 2009

•	Sales volume increased by 8,800 tonnes due to higher swing production of newsprint versus directory.

•	Average sales revenue increased $110 per tonne due to higher average transaction prices, offset in part by the negative impact of the stronger Canadian dollar.

•	Average delivered cash costs increased $12 per tonne due to higher furnish cost, maintenance and supplies, and operating supplies, partly offset by lower labour and salaries, and property taxes.

2010 YTD vs. 2009 YTD

•
Sales volume decreased marginally due to higher production curtailment related to Crofton No. 1 paper machine and Elk Falls No.5 paper machine in 2010 offset by higher swing production of newsprint versus directory.

•	Average sales revenue decreased $84 per tonne due to lower transaction prices and the negative impact of the stronger Canadian dollar.

•
Average delivered cash costs were at comparable levels for both periods.  Before the impact of specific items, average delivered cash costs decreased $36 per tonne largely due to lower labour and salaries.  Refer to Section 6, Non-GAAP Measures, for details on average delivered cash costs before specific items.

Pulp

(In millions of Canadian dollars, except where otherwise stated)
	3 months ended September 30			9 months ended September 30
	2010	20091	Change	2010	20091	Change

Sales	$60.8	$ 	$60.8	$161.7	$44.8	$116.9
Operating earnings (loss)	8.0	(3.6)	11.6	13.7	(10.1)	23.8
Depreciation and amortization	3.7	1.5	2.2	10.6	5.1	5.5
EBITDA 2	11.7	(2.1)	13.8	24.3	(5.0)	29.3
– before specific items 2	11.8	(1.8)	13.6	25.3	(2.6)	27.9
EBITDA margin 2	19.2%		19.2%	15.0%	(11.2%)	26.2%
– before specific items 2	19.4%		19.4%	15.6%	(5.8%)	21.4%

(In thousands of tonnes)
Sales	69.2		69.2	196.6	71.8	124.8
Production	71.0		71.0	189.7	38.6	151.1

1
Refer to Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 6, Non-GAAP Measures.

The following chart summarizes the operating performance of our pulp:

*
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs.

Segment Overview

NBSK pulp markets softened in Q3 compared to Q2, as pulp capacity restarts and declining demand negatively affected benchmark pulp prices.  Compared to the same quarter last year, benchmark pulp prices were significantly higher. With the restart of the second production line at Crofton in April 2010, pulp production was at full capacity this quarter, whereas production was fully curtailed in the same quarter last year.  During the quarter, our maintenance costs increased over the prior quarter as we took 8.5 days of planned production shutdown related to the bi-annual major maintenance of the pulp assets.

Operational Performance

Q3 2010 vs. Q3 2009

•	Sales volume increased by 69,200 tonnes in Q3 as pulp production was fully operational throughout the current quarter, compared to being curtailed throughout the same quarter of 2009.

•	Average sales revenue per tonne in the current quarter is not comparable to the same quarter last year as there were no pulp sales in Q3 2009.

•	Average delivered cash costs period-over-period are not comparable as there was no production or sales in Q3 2009.

2010 YTD vs. 2009 YTD

•	Sales volume increased by 124,800 tonnes due to lower levels of curtailment in the 2010 period.

•	Average sales revenue increased by $198 per tonne due to higher average transaction prices and lower sales allowances, offset in part by the negative impact of the stronger Canadian dollar.

•
Average delivered cash costs period-over-period increased $9 per tonne but are not comparable as there was no production in Q2 and Q3 2009.  The 2009 average delivered cash costs were also negatively impacted by the write-downs of raw materials inventory in 2009.

3.	LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Information

(In millions of Canadian dollars, except where otherwise stated)
	3 months ended September 30			9 months ended September 30
	2010	2009	Change	2010	2009	Change

Cash flows provided (used) by operations before changes in non-cash working capital	$11.3	$4.9	$6.4	$(43.7)	$42.0	$(85.7)
Changes in non-cash working capital	(16.7)	1.4	(18.1)	(16.4)	54.6	(71.0)

Cash flows provided (used) by
Operations	(5.4)	6.3	(11.7)	(60.1)	96.6	(156.7)
Investing activities	(3.4)	(0.5)	(2.9)	(1.8)	(1.3)	(0.5)
Financing activities	(9.7)	43.2	(52.9)	61.1	(9.7)	70.8
Capital spending	2.4	1.0	1.4	8.4	6.8	1.6
Depreciation and amortization	28.2	35.9	(7.7)	92.1	108.8	(16.7)
Impairment and other closure costs	0.9		0.9	293.2		293.2
Net debt to net capitalization at September 30	64%	45%	19%	64%	45%	19%

Refer to page 43 of our 2009 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

Operating Activities

Cash flows from operating activities in Q3 2010 decreased compared to the same quarter last year, primarily due to an increase in working capital requirements driven by lower curtailment, as well as our property tax and severance payments in the current quarter.  This was partially offset by higher EBITDA in the current quarter.

Investing Activities

Cash used by investing activities in the current quarter was slightly higher than the same quarter last year, primarily related to capital spending.  Capital spending in both comparative periods related primarily to maintenance of business.

Financing Activities

Cash used by financing activities in Q3 increased compared to the same quarter last year.  This was primarily due to the purchase of US$9.5 million of our 8.625% senior notes, due June 2011, for US$8.9 million in the current quarter, the refinancing of Powell River Energy Inc.’s $75 million debt with new debt of $95 million in Q3 2009, and $25.0 million drawings on the revolving loan in Q3 2009 compared to nil in Q3 2010.

Capital Resources

Availability on the ABL Facility and total liquidity is summarized in the following table:

(In millions of Canadian dollars)	2010			2009
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$161.7	$167.8	$144.8	$147.9	$151.5	$159.4	$241.5
Letters of credit	(25.1)	(25.3)	(24.0)	(24.1)	(24.2)	(24.8)	(25.8)
Amount drawn	–	–	(25.0)	(14.5)	(25.0)	–	(38.8)
Minimum excess availability	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)
Available to be drawn 1	101.6	107.5	60.8	74.3	67.3	99.6	141.9
Cash on hand	82.3	100.8	58.7	83.1	90.6	41.6	6.0
Total liquidity	$183.9	$208.3	$119.5	$157.4	$157.9	$141.2	$147.9

1
The company’s ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three and nine months ended September 30, 2010 in note 9, Long-term debt.

Our total liquidity increased by $26.0 million from the same quarter last year primarily from the net proceeds of $93.4 million received from the new bond issue in Q2 2010 partially offset by cash flows used by operations over the last four quarters. Liquidity decreased by $24.4 million compared to the previous quarter largely due to the US$9.5 million purchase of our 8.625% senior notes, and payments for property taxes and severances in the current quarter.  For information related to the computation of our borrowing base and availability on the ABL Facility, refer to our interim consolidated financial statements for the three and nine months ended September 30, 2010, in note 9, Long-term debt.

At November 2, 2010, the company had 381,753,490 common shares issued and outstanding and 2,188,074 stock options for 2,188,074 common shares that, at November 2, 2010, were exercisable.

Debt

During the quarter, we purchased US$9.5 million of our 8.625% senior notes, due June 2011, in the open market for cash consideration of US$8.9 million.  A gain of $0.6 million was recorded on the cancellation of this debt.

At September 30, 2010, the company was in compliance with the covenants under both our ABL Facility and senior notes.  For details on covenant compliance, refer to our interim consolidated financial statements for the three and nine months ended September 30, 2010, note 9, Long-term debt.

Financial Instruments

Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives.  Derivatives are used to reduce exposure to currency and price risk associated with revenues, energy costs and debt.  For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our consolidated financial statements for the year ended December 31, 2009, note 26, Financial instruments, and in Section 8, Changes in accounting policies of this MD&A.  For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements.  Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2009.

At September 30, 2010, we had foreign currency options and forward contracts with a notional principal of US$330 million with major financial institutions.  At September 30, 2010 period-end exchange rates, these instruments were reported at their fair value of $8.0 million.  Effective April 1, 2010, we no longer designate our U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes.  For cash flow hedges that were in place as at March 31, 2010, the effective portion of changes in the fair value accumulated as at March 31, 2010 have been deferred and recorded in Accumulated other comprehensive income (loss).  When the hedge item is recorded in earnings, the corresponding gain or loss on the hedge will be reclassified from Accumulated other comprehensive income (loss) to Sales.

The following table reconciles the average spot to the company’s effective rate and provides the impact to EBITDA related to the cash flow hedges that were in place as at March 31, 2010 and were designated as hedging instruments at that time:

US$/CDN$ foreign exchange		2010			2009 1
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Average spot rate	0.966	0.962	0.973	0.961	0.855	0.911	0.855	0.803
(Favourable)/unfavourable impact of hedging*	(0.021)	(0.014)	(0.024)	(0.023)	0.006	(0.005)	0.005	0.029
Average effective rate	0.945	0.948	0.949	0.938	0.861	0.906	0.860	0.832

*Impact of effective portion of hedging (in millions of dollars)	$13.9	$3.8	$5.2	$4.9	$(9.6)	$1.3	$(1.2)	$(9.7)

1
Refer to Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

4.	CONTINGENT LIABILITIES

The company’s contingent liabilities at December 31, 2009 are described on pages 49 and 50 of our 2009 Annual Report.  For additional and updated information regarding the company’s contingent liabilities, refer to our interim consolidated financial statements for the three and nine months ended September 30, 2010 note 19, Contingent liabilities.  There were no significant changes in Q3 2010.

5.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2010:

(In millions of dollars, except per share amounts)	2010			2009 1				2008 1
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sales	$322.3	$299.4	$273.3	$295.0	$266.9	$300.7	$360.9	$499.9
EBITDA 2	34.2	(0.4)	(16.2)	14.1	25.9	14.3	68.9	73.1
Net earnings (loss) attributable to the company	6.0	(368.4)	(44.1)	(35.8)	13.2	(1.9)	20.1	(48.5)
Net earnings (loss) per share attributable to the company’s common shareholders
–basic and diluted	$0.02	$(0.96)	$(0.12)	$(0.09)	$0.03	$(0.01)	$0.06	$(0.13)

1
Refer to Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Refer to Section 6, Non-GAAP Measures.

Refer to Section 1, Overview and Highlights, and the discussion on Consolidated Results of Operations, for details of Q3 results compared to Q2.

For summary financial information about Powell River Energy Inc., a variable interest entity for which we are the primary beneficiary, refer to note 4, Variable interest entities, of our interim consolidated financial statements for the three and nine months ended September 30, 2010.

6.           NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate the performance of the company, and as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities.  These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure.  The company’s non-GAAP measures include operating earnings (loss), EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the company before specific items, net earnings (loss) per share attributable to the company’s common shareholders before specific items, and free cash flow.

Specific items are items of an unusual or non-recurring nature, or items that are subject to material volatility based on factors outside of management’s control.  Specific items include:  foreign exchange gain or loss on long-term debt, gain or loss on cancellation of long-term debt, asset-impairment and other closure costs, restructuring costs, and certain income tax adjustments.

EBITDA and EBITDA before Specific Items

EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

(In millions of Canadian dollars)	2010				2009 1
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Net earnings (loss) attributable to the company	$(406.5)	$6.0	$(368.4)	$(44.1)	$31.4	$13.2	$(1.9)	$20.1
Net earnings (loss) attributable to non-controlling Interest	(0.7)	(0.4)	0.3	(0.6)	(1.9)	(0.9)	(1.1)	0.1

Net earnings (loss)	(407.2)	5.6	(368.1)	(44.7)	29.5	12.3	(3.0)	20.2

Depreciation and amortization	92.1	28.2	31.2	32.7	108.8	35.9	35.8	37.1
Impairment	293.2	0.9	292.3	–	–	–	–	–
(Gain) loss on cancellation of long-term debt	(0.6)	(0.6)	–	–	(30.7)	–	–	(30.7)
Foreign exchange (gain) loss on long-term debt	(8.6)	(16.3)	21.3	(13.6)	(64.2)	(38.9)	(37.9)	12.6
Other (income) expense, net	5.6	(2.8)	4.9	3.5	24.8	5.7	12.0	7.1
Interest expense, net	53.8	19.0	18.0	16.8	52.7	16.5	16.3	19.9
Income tax expense (recovery)	(10.7)	0.2	–	(10.9)	(11.8)	(5.6)	(8.9)	2.7
EBITDA	17.6	34.2	(0.4)	(16.2)	109.1	25.9	14.3	68.9
Specific items:
Restructuring costs
Specialty printing papers	$8.2	$0.1	$3.3	$4.8	$11.3	$(0.5)	$9.8	$2.0
Newsprint	16.1	0.1	7.5	8.5	2.8	0.2	1.9	0.7
Pulp	1.0	0.1	0.1	0.8	2.4	0.3	0.6	1.5
Total specific items	25.3	0.3	10.9	14.1	16.5	–	12.3	4.2
EBITDA before specific items	$42.9	$34.5	$10.5	$(2.1)	$125.6	$25.9	$26.6	$73.1

1
Refer to Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

Net Earnings (Loss) Attributable to the Company Before Specific Items
Specific items are defined above, and the exclusion of such items from net earnings (loss) attributable to the company facilitates the comparison of financial results between periods.

Reconciliation to Net Earnings (Loss) Attributable to the Company:

(In millions of Canadian dollars and after-taxes, except where otherwise stated)
	2010				2009 1
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Net earnings (loss) attributable to the company	$(406.5)	$6.0	$(368.4)	$(44.1)	$31.4	$13.2	$(1.9)	$20.1

Specific items:
(Gain) loss on cancellation of long-term debt	(0.5)	(0.5)	–	–	(26.1)	–	–	(26.1)
Foreign exchange loss (gain) on long-term debt	(6.7)	(16.3)	21.3	(11.7)	(54.5)	(33.0)	(32.2)	10.7
Impairment and loss on disposal	293.2	0.9	292.3	–	–	–	–	–
Restructuring costs	21.3	0.3	10.9	10.1	11.5	–	8.5	3.0
Notes exchange costs	5.9	–	–	5.9	–	–	–	–
Income tax adjustments	2.2	–	–	2.2	0.7	–	–	0.7

Net earnings (loss) attributable to the company before specific items	$(91.1)	$(9.6)	$(43.9)	$(37.6)	$(37.0)	$(19.8)	$(25.6)	$8.4

Net earnings (loss) per share attributable to the company’s common shareholders in dollars: As reported	$(1.06)	$0.02	$(0.96)	$(0.12)	$0.08	$0.03	$(0.01)	$0.06
Before specific items	(0.24)	(0.03)	(0.11)	(0.10)	(0.09)	(0.05)	(0.06)	0.02

1
Refer to Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

Free Cash Flow
Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.  This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

Reconciliation to Cash Provided by Operating Activities less Cash Used by Investing Activities:

(In millions of Canadian dollars)
	2010				2009 1
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

Cash provided (used) by operating activities	$(60.1)	$(5.4)	$(24.9)	$(29.8)	$96.6	$6.3	$68.2	$22.1
Cash provided (used) by investing activities	(1.8)	(3.4)	(1.8)	3.4	(1.3)	(0.5)	0.9	(1.7)
Proceeds from the sale of property, plant and equipment and other assets	(7.2)	(0.2)	(0.2)	(6.8)	(3.6)	(0.4)	(0.5)	(2.7)
Other investing activities	0.6	1.2	(0.8)	0.2	(1.9)	(0.1)	(2.6)	0.8
Non-cash working capital changes except change in taxes and interest	22.4	21.8	10.1	(9.5)	(53.8)	0.7	(74.3)	19.8
Other	(1.4)	(3.0)	(4.3)	5.9	18.8	3.3	10.1	5.4
Free cash flow	$(47.5)	$11.0	$(21.9)	$(36.6)	$54.8	$9.3	$1.8	$43.7

1
Refer to Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

Management’s Calculation of Free Cash Flow:

(In millions of Canadian dollars)
	2010				2009 1
	YTD	Q3	Q2	Q1	YTD	Q3	Q2	Q1

EBITDA	$17.6	$34.2	$(0.4)	$(16.2)	$109.1	$25.9	$14.3	$68.9
Interest expense, excluding amortization	(54.2)	(19.2)	(18.5)	(16.5)	(50.6)	(15.9)	(15.5)	(19.2)
Capital expenditures	(8.4)	(2.4)	(2.8)	(3.2)	(6.8)	(1.0)	(2.2)	(3.6)
Income taxes received (paid)	(0.2)	(0.4)	0.1	0.1	(0.4)	0.3	(0.3)	(0.4)
Employee future benefits, expense over (under) cash contributions 2	(2.3)	(1.2)	(0.3)	(0.8)	3.5	–	5.5	(2.0)
Free cash flow	$(47.5)	$11.0	$(21.9)	$(36.6)	$54.8	$9.3	$1.8	$43.7

1
Refer to Section 8, Changes in Accounting Policies for a discussion of the change in our policy with respect to classification of gains and losses on certain of our derivative financial instruments and translation of foreign currency-denominated working capital balances effective January 1, 2010.  Prior period comparative information has been restated.

2	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 57 to 61 of the company's 2009 Annual Report. There were no significant changes in Q3 2010.

8.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2010, we changed our policy on the classification of foreign exchange gains and losses on the ineffective portion of our derivative financial instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on translation of monetary assets and liabilities denominated in foreign currencies.  The respective foreign exchange gains and losses previously recognized in Sales are now recognized in Other income (expense), net.  We continue to classify the effective portion of gains or losses on our currently designated U.S. dollar revenue risk management instruments in Sales, the same income statement line item as the hedged item is classified in.

In addition, we changed our policy on the classification of changes in the fair value of all derivative commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in Sales and Cost of sales, excluding depreciation and amortization.  The changes in the fair value related to these instruments are now recognized in Other income (expense), net.

During 2010, we adopted the following new pronouncements issued by the Financial Accounting Standards Board (“FASB”):

•
In June 2009, the FASB amended the Consolidation Topic of the Accounting Standards Codification, as it relates to the consolidation of variable interest entities.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this topic are effective January 1, 2010.  The amendments had no impact on our consolidated financial statements or disclosures.

•
In February 2010, the FASB amended its guidance on subsequent events contained in the Accounting Standards Codification.  The amendments eliminate the requirement to disclose the date through which an entity has evaluated subsequent events.  We adopted the amended guidance in our consolidated financial statement disclosures for our interim financial statements for periods beginning on or after January 1, 2010.

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There were no new pronouncements issued by the FASB that may impact our consolidated financial statements for future periods.

10.	RISKS AND UNCERTAINTIES

The company faces risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationships risks have with our strategic plan.  We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found on pages 63 to 74 of our 2009 Annual Report. Our update as of November 2, 2010 can be found below:

The company’s debt at December 31, 2009 is summarized in note 14, Long-term debt of our consolidated financial statements for the year ended December 31, 2009.  Subsequent to year-end, on March 10, 2010, we completed a bond exchange and issued new recourse notes on May 19, 2010 as disclosed in note 9, Long-term debt, of our interim consolidated financial statements for the three and nine months ended September 30, 2010, resulting in total debt of $835.6 million at September 30, 2010 compared to $775.6 million at December 31, 2009.  A number of our risks and uncertainties at December 31, 2009 referenced our total debt or our individual debt instruments as of that date, and these risks and uncertainties also apply to the total debt and the individual debt instruments outstanding at September 30, 2010.  These risks and uncertainties include those under the following headings: The Company’s substantial debt may impair our financial and operating flexibility; We are exposed to the risks of exchange rate fluctuations; and A change of legal control of the Company could be materially adverse to the Company.

Appointment of President and Chief Executive Officer effective June 21, 2010.

Kevin Clarke was appointed President and Chief Executive Officer on June 21, 2010 following the resignation of Richard Garneau on May 31, 2010.  Accordingly, the risks and uncertainties associated with the leadership transitions, and identified under the heading The Company’s current President and Chief Executive Officer has resigned from such positions effective May 31, 2010 in the Risks and Uncertainties section of our 2009 Annual Report, are no longer applicable.

The Company has withheld payment of a portion of the assessed property taxes.

Following the B.C. Court of Appeal dismissal of our North Cowichan petition in May 2010, we abandoned our other three appeals and paid all of our outstanding 2009 property taxes and applicable penalties and interest to the four municipalities.  Accordingly the risks and uncertainties associated with the non-payment of the 2009 property taxes to these four municipalities identified under this heading in the Risks and Uncertainties section of our 2009 Annual Report are no longer applicable.

We owe $4.4 million, including the 10% penalty for late payment, for unpaid 2010 property taxes in dispute related to North Cowichan as at November 2, 2010.  There are risks and uncertainties associated with the partial payment of our 2010 property taxes.  These risks and uncertainties are the same as those identified under this heading in the Risks and Uncertainties section of our 2009 Annual Report with respect to the non-payment of 2009 property taxes.

The Company is subject to significant environmental regulation.

In May 2010, the U.S. Environmental Protection Agency set thresholds for greenhouse gas (“GHG”) permits under the Clean Air Act.  This may affect the Snowflake mill within 3-5 years when facilities discharging more than 100,000 tons per year of greenhouse gases will be subject to permit requirements.  On the basis that the Snowflake mill continues to operate at full production capacity, we expect that the mill’s greenhouse gas emissions will be above this threshold.  At this time, it is too early to tell what impact this may have on the company until the U.S. Environmental Protection Agency and the Snowflake mill begin discussions on the permit process.

The Province of B.C. is expected to issue further details of their previously announced cap and trade program for GHGs in Q4 2010 with regulations expected in Q1 2011.  Under a worst case scenario, the increased costs to the company could be approximately $2 million per year beginning in 2012 and increasing to $9 million per year in 2020.

The B.C. Government’s GHG reporting regulation that became effective on January 1, 2010 includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHGs per year plus third-party verification at facilities that release 25,000 tonnes or more.  This regulation will affect the company’s three paper mills in B.C.

The finalization of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the U.S.  The U.S. is unlikely to impose national limits on GHGs before 2013 due to weak political support. When limits are developed, it is expected they will focus on the electricity generation sector.  The U.S. Environmental Protection Agency’s (“EPA”) climate change regulatory initiatives may also be delayed by up to 2 years from the current 2011 imposition date.  It is, therefore, too early to determine the overall impact these initiatives will have on the company or when they may come into effect.

In Q3 2010, the Snowflake mill completed its installation of a continuous monitor on its power boiler stack to monitor and report on carbon dioxide emissions in order to comply with the EPA Mandatory Reporting of GHGs Rule that came into effect on December 29, 2009.  The EPA has announced plans to promulgate the Industrial Boiler MACT rule in December 2010.  Assuming this occurs, the Snowflake mill will be required to reduce their power boiler emissions within 3 years at an estimated capital cost of $8 million.

Effective July 1, 2010, the carbon tax rates under the B.C. government’s carbon tax applicable to the company’s purchases of fossil fuels increased by 33% and will increase again July 1, 2011.  The impact to the company depends on our ability to decrease our use of fossil fuel, and on our mix of fossil fuel purchases.

In September 2010, the B.C. government announced a public referendum on the Harmonized Sales Tax (“HST”) which was implemented on July 1, 2010.  The referendum will be held in September 2011 and should it result in the abolition of the HST and a return to the previous provincial sales tax regime, the additional annualized cost to our business would be in the range of $9 million to $15 million.

11.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy and fibre costs as described on page 74 of our 2009 Annual Report and summarized in the following table:

(In millions of Canadian dollars, except per share amounts)	EBITDA1	Net earnings 2	Earnings per share

Product prices 3
A US$10 per tonne change in the sales price of:
Specialty printing papers	$9	$6	$0.02
Newsprint	5	4	0.01
Pulp	3	2	0.01

Foreign exchange 4
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	6	4	0.01

Energy cost sensitivity 5
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.00
Electricity – direct purchases	6	4	0.01
Coal	1	1	0.00

Fibre sensitivity 5
A US$5 per unit change in the price of:
Wood chips (Bdt)	8	6	0.02
ONP (ST)	2	1	0.00

1	Refer to Section 6, Non-GAAP measures.
2	Based on an expected tax rate of 28.5%.
3	Based on annualized sales of Q3 2010 and foreign exchange rate of US$0.96.
4	Based on Q3 2010 annualized net cash flows and a movement to US$0.97 from US$0.96 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q3 2010 annualized consumption levels and an exchange rate of US$0.96.

12.	OUTLOOK

Benchmark prices for all of our paper products are expected to continue to improve into Q4 and 2011, although for directory paper sales, the impact of price improvements will be realized in 2011 when new contract prices will be in effect.  Despite upward pricing momentum, underlying demand for print advertising continues to be negatively affected by weak economic growth and other secular factors.  The Crofton No. 1 paper machine will continue to be indefinitely curtailed in Q4 representing approximately 35,300 tonnes of newsprint at our Crofton mill, or 23% of our newsprint capacity.

Global pulp shipments are expected to continue to soften in Q4 due in part to falling Chinese demand. Prices are expected to decline in Q4 as a result of lower demand and rising inventories.

Capital spending in 2010, net of Green Transformation Credits, is forecasted to be approximately $17 million, compared to a previously announced forecast of $20 million.  Capital projects that should qualify for funding through the utilization of Green Transformation Credits have been submitted to the federal government for pre-approval, and while spending related to these projects may begin as early as Q4, we expect that the majority of the expenditures will be incurred in 2011.

Overall, while market conditions are improving for our paper products and we continue to realize fixed cost reductions and hold our capital expenditures in check, our net earnings, cash flows, and liquidity in future quarters will continue to be challenged by the strength of the Canadian dollar and rising input costs.  Q4 2010 results will also be impacted by higher expected maintenance spending in the quarter compared to Q3 2010. We remain focused on reducing our cost base, conserving cash, and improving our product mix.  Our progress to-date on our key priorities for 2010 is provided in Section 1, Overview and Highlights, and these remain the main focus moving forward.

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of the company's regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 78 of the company's 2009 Annual Report.  Based on an evaluation of the design and operation of the company’s disclosure controls and procedures conducted under the supervision and with the participation of management, the company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2009.

We did not make any significant changes in internal controls over financial reporting during the most recent three month and nine month periods ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.  Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Powell River Energy Inc., a variable interest entity in which we are the primary beneficiary.

The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors. The Board of directors has read and approved this MD&A.